Principal Variable Contracts Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

March 4, 2019
Via EDGAR

Ms. Marianne Dobelbower
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Variable Contracts Funds, Inc. (the “Registrant”)
Preliminary Proxy Statement on Schedule 14A
Pursuant to the Securities Exchange Act of 1934
Registration No. 002-35570
Dear Ms. Dobelbower and Ms. Rossotto,
On behalf of the Registrant, this letter responds to your comments communicated to Britney Schnathorst, Adam Shaikh, and me by telephone on February 28, 2019 and Ms. Rossotto’s comments communicated to me by telephone on March 1, 2019 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on February 22, 2019 (the “Proxy Statement”). The Registrant will make changes in response to your comments in the Registrant’s Definitive 14A filing for the Proxy Statement.
Comment 1. In the section titled “Introduction - Summary of Proposals,” please clarify the Applicable Accounts for Proposal 1 and Proposal 4(a).
Response: The Registrant will make the requested disclosure.
Comment 2. In the section titled "Voting Information - Solicitation procedures," please clarify whether the estimated solicitation cost represents the total estimated costs of solicitation.
Response: The Registrant will make the requested disclosure.
Comment 3. In the section titled "Voting Information - Expenses of the Meeting," please add further disclosure to explain how the expenses of the meeting will be allocated among the Accounts.
Response: The Registrant will make the requested disclosure.
Comment 4. In the section titled “Proposal 1: Election of the Board of Directors,” please re-phrase the following in plain English: “All individuals who are current PVC Directors also serve as directors of PFI, another mutual fund sponsored by Principal Life, and as trustees of PETF, an exchange-traded fund sponsored by Principal Life. All individuals who are nominees as PVC Directors are also currently standing as nominees for election as directors or trustees, as applicable, of PFI and PETF and, if elected by those respective shareholders, will serve as directors or trustees, as applicable, of PFI and PETF. If the same individuals are not elected by the shareholders of each of PVC, PFI, and PETF, the compositions of their boards will differ. PVC, PFI, and PETF (collectively, the “Fund Complex”) currently offer shares of a combined total of 131 funds.”
Response: The Registrant will make the requested revision.

Comment 5. In the section titled “Background” in Proposal 2, please re-phrase the following in plain English: “The Board proposes that shareholders of each Group A Account approve the proposal to permit PGI, in its capacity as the investment manager to that Group A Account and subject to Board approval, to enter into and/or materially amend sub-advisory agreements with wholly-owned affiliated sub-advisors (in addition to the already permitted unaffiliated sub-advisors) without obtaining shareholder approval pursuant to the Wholly-Owned Order if the Board concludes that the new or amended sub-advisory agreement would be in the best interests of such Group A Account and its shareholders.”
Response: The Registrant will make the requested revision.
Comment 6. In the second sentence of Proposal 4(b), please change “25% or more” to “more than 25%.”
Response: The Registrant will make the requested revision.
Comment 7. Please revise Proposal 4(c) to be consistent with the staff’s policy on concentration.
Response: The Registrant will make the requested revision.
Please call me at 515-247-5419 if you have any questions.
Sincerely,

/s/ Laura Latham

Laura Latham
Assistant Counsel, Registrant